Schedule I

THORNHILL SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

Total shareholders' equity qualified for net capital	$	438,238
Deductions and/or charges		
Non-allowable assets and related liabilities:		
Prepaid expenses, accounts receivable, deposits and other assets		32,733
Fixed assets, net		6,433
Fees and Commission Payble to Brokers		9,437
Total deductions and/or charges		48,603
Net capital before haircuts on securities		389,635
Less:		
Haircuts on money market funds and investments		(7,318)
Total net capital	$	382,317
Aggregate indebtedness		
Accounts payable and accrued expenses	$	21,326
Total aggregate indebtedness	$	21,326
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	332,317
Ratio of aggregate indebtedness to net capital		.06 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report		
filed with FINRA on January 26, 2016.	$	382,317
Difference between filed and calculated :		
		0
Net capital per audit	$	382,317

See notes to the financial statements and report of registered independent public accounting firm.